UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For July 2019	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Exhibit 99.2, 99.3 and 99.4 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165), and Form F-10 (File No. 333-220700).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated July 25, 2019

99.2	Management’s Discussion and Analysis dated July 24, 2019 for the period ended June 30, 2019

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2019

99.4	Supplemental Financial Information (unaudited) – Consolidated Interest Coverage Ratios Exhibit to June 30, 2019 Interim Consolidated Financial Statements

99.5	Form 52-109F2 Full Certificate, dated July 25, 2019, of Alex J. Pourbaix, President & Chief Executive Officer

99.6	Form 52-109F2 Full Certificate, dated July 25, 2019, of Jonathan M. McKenzie, Executive Vice-President & Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document